SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File Number 0-20355

Costco 401(k) Retirement Plan
(full title of plan)

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027
(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3
Notes to Financial Statements	4
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	10
Signature	26
Exhibit:
23(a) - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2002.
Seattle, WA
June 22, 2018

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016
(in thousands)

	2017	2016
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$5,507,519	$4,606,549
Common commingled trust funds	3,857,434	2,920,636
Separately managed accounts	2,197,607	1,742,565
Registered investment company funds	1,255,566	995,090
Investments at contract value:
Fully benefit-responsive investment contracts	1,181,089	1,170,622
Total investments	13,999,215	11,435,462
Receivables:
Notes receivable from participants	484,852	454,622
Employer contributions (net of forfeitures)	324,291	300,230
Total receivables	809,143	754,852
Non-interest bearing cash	482	2,218
Net assets available for benefits	$14,808,840	$12,192,532

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017
(in thousands)

2017
Net investment income:
Net appreciation of investments	$1,937,850
Interest	24,944
Dividends	313,398
Total net investment income	2,276,192
Interest on notes receivable from participants	21,831
Contributions to the Plan:
Employee	535,788
Employer (net of forfeitures)	384,953
Total contributions	920,741
Distributions to participants and other	(602,456)
Net increase in net assets available for benefits	2,616,308
Net assets available for benefits, beginning of year	12,192,532
Net assets available for benefits, end of year	$14,808,840

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. To participate in the Plan, an individual must be an employee of Costco Wholesale Corporation (the Company or Costco) and certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows certain employees at least 18 years of age to make salary deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (known as rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a salary deferral contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point each year, to a maximum automatic deferral of 20%. Employees may choose to opt out of this automatic deferral increase.

(b)	Employer Contributions

All Company contributions are invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s work classification as either: 1) covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or 2) other eligible employment.

(1)	Covered by the Teamster Agreements
The Company matches 50% of each employee’s contribution up to a maximum of $250 per year. In addition, eligible employees at least 18 years of age who have completed a year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual discretionary employer contribution. Plan entry dates for the discretionary contribution occur on January 1 and July 1. The discretionary contribution is allocated only to the accounts of all eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year up to a maximum of 2,080 hours. These contributions totaled $6.3 million for the year ended December 31, 2017.

(2)	Other eligible employment (not covered by the Teamsters Agreements)
The Company matches 50% of each employee’s contribution up to a maximum of $500 per year. In addition, eligible employees at least 18 years of age who have completed a year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual discretionary employer contribution. Plan entry dates for the discretionary contribution occur on January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies,

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2017 and 2016

based on years of service, ranging from 3% to 9% of the participant's compensation. These contributions totaled $321.0 million for the year ended December 31, 2017.

(c)	Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings, fees, expenses and increases and decreases in underlying account assets. The benefit to which a participant is entitled is the participant’s vested account balance.

(d)	Vesting

Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

If a participant terminates employment, the non-vested portion of the account balance is forfeited. Forfeited amounts are used to reduce future employer contributions or to pay administrative expenses. These were immaterial during the years ended December 31, 2017 and 2016. There were no unallocated forfeitures as of December 31, 2017 and 2016, after application to reduce the employer discretionary contributions. Forfeitures are restored to a participant’s account if, within five years, the participant is re-hired by the Company and repays the full amount of the vested account balance distributed upon termination.

(f)	Investment Options

Participants may direct their account by investing in any of the Plan's available options. Participants may transfer amounts between investment options on business days that the NYSE is open, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Note 2, 3 and 4 for additional information regarding the Plan's investments.

(g)	Distributions

Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary deferral contribution account in the event of certain financial hardships.
Dividends on the Company’s stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. Dividends on the Company’s stock are reported on a gross basis, with total dividends reported as “Dividends” and the amounts distributed reported as “Distributions to participants” in the statement of changes in net assets available for benefits. On April 25, 2017, the

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2017 and 2016

Company declared a special cash dividend of $7 per share, which was paid on May 26, 2017. Of the $210.2 million special dividend paid to Plan participants, $134.9 million was distributed to the participants and the remaining $75.3 million was reinvested.

(h)	Notes Receivable from Participants

A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The interest rate is determined by the Plan Administrator from time-to-time and is similar to comparable rates charged by commercial lenders. At December 31, 2017, interest rates on loans outstanding ranged from 4.25% to 11.50%, with various maturities through December 2032. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.

(i)	Trustee and Plan Administrator

T. Rowe Price Trust Company is the trustee and recordkeeper for the Plan, and the Costco Benefits Committee is the Plan Administrator.

(j)	Administrative and Investment Expenses

Certain administrative expenses, including investment management and transactions fees, are paid by the Plan. All other administrative expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in the separately managed accounts, as well as registered investment companies and certain fully benefit-responsive investment contracts that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2017 and 2016

The Capital Preservation Portfolio (CPP) is invested in Synthetic Guaranteed Investment Contracts (SICs) and Separate Account Contracts (SACs), which are fully benefit-responsive and recorded at contract value. Participant withdrawals are required to be recorded at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to Plan termination, bankruptcy of the Company, or defunction of the trustee. A result may be that the fully benefit-responsive contracts are terminated and settled at an amount different from the contract value. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.
(f)     Subsequent Events

The Plan monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

(3)	Fully Benefit-Responsive Investment Contracts

The following is a description of the fully benefit-responsive investment contracts invested in by the CPP.

SIC: Consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
SAC and wrap contract: These are contracts with an insurance company. The issuer legally owns the assets and is required to segregate them into a separate account, which is designed to be protected from the claims of the issuer’s general creditors in the event of insolvency. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2017 and 2016

The table below presents the total contract value of each type of fully benefit-responsive investment contract in the Plan as of December 31, 2017, and 2016.

	Fully benefit-responsive investment contracts (in thousands)
	2017	2016
SIC	$995,843	$984,996
SAC	185,246	185,626
Total fully benefit-responsive investment contracts	$1,181,089	$1,170,622

(4)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
Valuation techniques utilized during the reporting period in the fair value measurement of Level 1, Level 2, and Level 3 assets and liabilities presented on the Plan’s statements of net assets available for benefits were not changed from previous practice.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, registered investment company funds, and separately managed accounts: Valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs.
Common commingled trust: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. There are no unfunded commitments at December 31, 2017 or 2016. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2017 and 2016.

December 31, 2017:	Level 1	Level 2	Level 3	Total
Investments measured at fair value:
Costco Wholesale Corporation common stock	$5,507,519	$—	$—	$5,507,519
Common commingled trust funds	3,857,434	—	—	3,857,434
Separately managed accounts	2,197,607	—	—	2,197,607
Registered investment company funds	1,255,566	—	—	1,255,566
Total investments in fair value hierarchy	$12,818,126	$—	$—	$12,818,126

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2017 and 2016

December 31, 2016:	Level 1	Level 2	Level 3	Total
Investments measured at fair value:
Costco Wholesale Corporation common stock	$4,606,549	$—	$—	$4,606,549
Common commingled trust funds	2,920,636	—	—	2,920,636
Separately managed accounts	1,742,565	—	—	1,742,565
Registered investment company funds	995,090	—	—	995,090
Total investments in fair value hierarchy	$10,264,840	$—	$—	$10,264,840

(5)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Tax Status

In a determination letter dated June 9, 2017, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(7)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. As of December 31, 2017 and 2016, the Plan held 29,591,000 and 28,771,000 shares of Costco common stock, with a cost basis of $5.5 billion and $4.6 billion, respectively. The Plan recorded dividend income on Costco common stock of $268.3 million during 2017.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	**	$285,388
PIMCO	Income Institutional	**	403,135
* T. Rowe Price	Retirement Balanced Trust E	**	23,766
* T. Rowe Price	TRP Ret 2005 Active Trust E	**	14,968
* T. Rowe Price	TRP Ret 2010 Active Trust E	**	41,025
* T. Rowe Price	TRP Ret 2015 Active Trust E	**	126,593
* T. Rowe Price	TRP Ret 2020 Active Trust E	**	346,648
* T. Rowe Price	TRP Ret 2025 Active Trust E	**	497,935
* T. Rowe Price	TRP Ret 2030 Active Trust E	**	515,235
* T. Rowe Price	TRP Ret 2035 Active Trust E	**	433,273
* T. Rowe Price	TRP Ret 2040 Active Trust E	**	538,160
* T. Rowe Price	TRP Ret 2045 Active Trust E	**	607,379
* T. Rowe Price	TRP Ret 2050 Active Trust E	**	332,208
* T. Rowe Price	TRP Ret 2055 Active Trust E	**	345,972
* T. Rowe Price	TRP Ret 2060 Active Trust E	**	34,273
Vanguard	Total International Stock Index DX Institutional	**	16,696
Vanguard	Total Bond Market Index Fund Institutional	**	52,390
Vanguard	Institutional Index, Plus	**	497,956
Total registered investment company and common commingled trust funds			5,113,000
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Co Inc.	Common Stock	**	3,066
Acuity Brands Inc.	Common Stock	**	4,574
Agilent Technologies Inc.	Common Stock	**	15,931
Air Products & Chemicals Inc.	Common Stock	**	11,152
Alkermes Plc	Common Stock	**	10,230
Allegion Plc	Common Stock	**	8,111
Alnylam Pharmaceuticals Inc.	Common Stock	**	7,365
Aramark	Common Stock	**	7,006
Arc Resources Ltd	Common Stock	**	2,492
Ardagh Group SA	Common Stock	**	380
Ashland Global Holdings Inc.	Common Stock	**	3,914
Athena Health Inc.	Common Stock	**	1,995
Atlassian Corp Plc-Class A	Common Stock	**	5,596
Ball Corp	Common Stock	**	11,614
Bioverativ Inc.	Common Stock	**	2,264
Black Knight Inc.	Common Stock	**	6,708
Bruker Corp	Common Stock	**	10,737
Burlington Stores Inc.	Common Stock	**	6,271
Bwx Technologies Inc.	Common Stock	**	3,376
Carmax Inc.	Common Stock	**	7,051
Casey's General Stores Inc.	Common Stock	**	6,042
Catalent Inc.	Common Stock	**	8,335
Cboe Global Markets Inc.	Common Stock	**	12,577

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cdk Global Inc.	Common Stock	**	5,557
Centennial Resource Development - A	Common Stock	**	2,593
Centennial Resource Development Inc.	Common Stock	**	633
Coherent Inc.	Common Stock	**	4,231
Colfax Corp	Common Stock	**	6,339
Conagra Brands Inc.	Common Stock	**	4,443
Concho Resources Inc.	Common Stock	**	7,657
Cooper Cos Inc./The	Common Stock	**	14,809
Corelogic Inc.	Common Stock	**	7,990
Corning Inc.	Common Stock	**	1,087
Costar Group Inc.	Common Stock	**	5,164
Csra Inc.	Common Stock	**	6,310
Dentsply Sirona Inc.	Common Stock	**	6,185
Dexcom Inc.	Common Stock	**	3,384
Dollar General Corp	Common Stock	**	17,384
Dunkin' Brands Group Inc.	Common Stock	**	5,671
Electronic Arts Inc.	Common Stock	**	6,826
Envision Healthcare Corp	Common Stock	**	8,118
Equifax Inc.	Common Stock	**	6,011
Expedia Inc.	Common Stock	**	5,028
Ferrari Nv	Common Stock	**	3,668
Fidelity National Info Serv	Common Stock	**	5,643
Fifth Third Bancorp	Common Stock	**	5,246
Fiserv Inc.	Common Stock	**	17,825
Fleetcor Technologies Inc.	Common Stock	**	6,732
FNF Group	Common Stock	**	14,629
Fortive Corp	Common Stock	**	9,184
Franco-Nevada Corp	Common Stock	**	5,434
Gardner Denver Holdings Inc.	Common Stock	**	3,866
Gartner Inc.	Common Stock	**	4,185
Global Payments Inc.	Common Stock	**	11,121
Guidewire Software Inc.	Common Stock	**	3,117
Harris Corp	Common Stock	**	14,441
Hd Supply Holdings Inc.	Common Stock	**	8,162
Henry Schein Inc.	Common Stock	**	5,937
Hologic Inc.	Common Stock	**	17,348
Hunt (Jb) Transprt Svcs Inc.	Common Stock	**	2,758
Iac/Interactivecorp	Common Stock	**	8,311
Idex Corp	Common Stock	**	16,396
Idexx Laboratories Inc.	Common Stock	**	1,876
IHS Markit Ltd	Common Stock	**	6,814
Illumina Inc.	Common Stock	**	5,460
Incyte Corp	Common Stock	**	3,589
Intuitive Surgical Inc.	Common Stock	**	2,553
Iqvia Holdings Inc.	Common Stock	**	5,969
Kansas City Southern	Common Stock	**	6,310

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Kar Auction Services Inc.	Common Stock	**	6,866
Keysight Technologies Inc.	Common Stock	**	14,179
Kla-Tencor Corp	Common Stock	**	2,625
L Brands Inc.	Common Stock	**	2,528
Marketaxess Holdings Inc.	Common Stock	**	3,008
Marriott International -Cl A	Common Stock	**	15,059
Martin Marietta Materials	Common Stock	**	5,523
Marvell Technology Group Ltd	Common Stock	**	7,811
Match Group Inc.	Common Stock	**	2,848
Maxar Technologies Ltd	Common Stock	**	6,229
Mednax Inc.	Common Stock	**	7,264
Mgm Resorts International	Common Stock	**	8,143
Michaels Cos Inc./The	Common Stock	**	4,086
Microchip Technology Inc.	Common Stock	**	17,919
Microsemi Corp	Common Stock	**	3,046
MSCI Inc.	Common Stock	**	4,300
National Instruments Corp	Common Stock	**	2,871
Norwegian Cruise Line Holdings	Common Stock	**	15,435
O'Reilly Automotive Inc.	Common Stock	**	8,174
Progressive Corp	Common Stock	**	14,298
PVH Corp	Common Stock	**	4,251
Red Hat Inc.	Common Stock	**	12,244
Rockwell Collins Inc.	Common Stock	**	2,304
Roper Technologies Inc.	Common Stock	**	17,603
Royal Caribbean Cruises Ltd	Common Stock	**	4,054
Rpm International Inc.	Common Stock	**	7,126
Sage Therapeutics Inc.	Common Stock	**	165
Seattle Genetics Inc.	Common Stock	**	2,246
Sensata Technologies Holding	Common Stock	**	16,347
Servicemaster Global Holding	Common Stock	**	4,527
Servicenow Inc.	Common Stock	**	2,216
Shopify Inc - Class A	Common Stock	**	2,019
SLM Corp	Common Stock	**	3,637
Splunk Inc.	Common Stock	**	6,293
Sprouts Farmers Market Inc.	Common Stock	**	5,014
Ss&C Technologies Holdings	Common Stock	**	5,503
Symantec Corporation	Common Stock	**	5,693
Tableau Software Inc.-Cl A	Common Stock	**	4,219
Tapestry Inc.	Common Stock	**	17,197
Td Ameritrade Holding Corp	Common Stock	**	14,412
Teleflex Inc.	Common Stock	**	23,378
Tesaro Inc.	Common Stock	**	994
Textron Inc.	Common Stock	**	22,851
Transunion	Common Stock	**	7,746
Treehouse Foods Inc.	Common Stock	**	5,833
Tripadvisor Inc.	Common Stock	**	2,618

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Ulta Beauty Inc.	Common Stock	**	4,024
United Continental Holdings	Common Stock	**	5,794
Vail Resorts Inc.	Common Stock	**	6,159
Valvoline Inc.	Common Stock	**	9,343
Vantiv Inc. - Cl A	Common Stock	**	12,497
Veeva Systems Inc.-Class A	Common Stock	**	2,321
Venture Global Lng, Inc., Series C	Common Stock	**	961
Verisign Inc.	Common Stock	**	5,834
Verisk Analytics Inc.	Common Stock	**	10,075
Vertex Pharmaceuticals Inc.	Common Stock	**	3,894
Waste Connections Inc.	Common Stock	**	10,707
We Work Companies Class A	Common Stock	**	563
Webster Financial Corp	Common Stock	**	3,031
West Pharmaceutical Services	Common Stock	**	5,030
Willis Towers Watson Plc	Common Stock	**	15,363
Workday Inc.-Class A	Common Stock	**	8,034
Xilinx Inc.	Common Stock	**	10,243
Xylem Inc.	Common Stock	**	8,794
Zillow Group Inc. - A	Common Stock	**	692
Zillow Group Inc. - C	Common Stock	**	695
Zoetis Inc.	Common Stock	**	6,120
* T. Rowe Price Tre Res Fund	Money Market Security	**	21,311
Roofoods Limited (Deliveroo)	Mutual Fund	**	1,350
Collective Us Govt Stif 5 Bps	Bond	**	2,115
Large Cap Value Portfolio:
Abbott Laboratories	Common Stock	**	1,701
Aetna Inc.	Common Stock	**	4,778
Agilent Technologies Inc.	Common Stock	**	1,766
American Airlines Group I	Common Stock	**	2,285
American Electric Power	Common Stock	**	2,961
American International Group	Common Stock	**	1,680
Ameriprise Financial Inc.	Common Stock	**	369
Andeavor	Common Stock	**	1,367
Anthem Inc.	Common Stock	**	2,651
Apple Inc.	Common Stock	**	1,106
Applied Materials Inc.	Common Stock	**	955
Atmos Energy Corp	Common Stock	**	555
Ball Corp	Common Stock	**	1,269
Bank Of New York Mellon Corp	Common Stock	**	2,402
Becton Dickinson And Co	Common Stock	**	3,095
Biogen Inc.	Common Stock	**	587
Boeing Co/The	Common Stock	**	3,409
Boston Scientific Corp	Common Stock	**	352
Cf Industries Holdings Inc.	Common Stock	**	1,424
CSX Corp	Common Stock	**	286

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
CVS Health Corp	Common Stock	**	1,348
Canadian Natural Resources	Common Stock	**	668
Charter Communications Inc.-A	Common Stock	**	863
Chevron Corp	Common Stock	**	2,459
Cisco Systems Inc.	Common Stock	**	2,191
Citigroup Inc.	Common Stock	**	5,370
Comcast Corp-Class A	Common Stock	**	660
Cooper Cos Inc./The	Common Stock	**	958
Crown Castle Intl Corp	Common Stock	**	2,019
Dte Energy Company	Common Stock	**	1,477
Danaher Corp	Common Stock	**	2,374
Delta Air Lines Inc.	Common Stock	**	2,536
Devon Energy Corp	Common Stock	**	393
Dowdupont Inc.	Common Stock	**	2,550
Eog Resources Inc.	Common Stock	**	3,480
Eastman Chemical Co	Common Stock	**	—
Encana Corp	Common Stock	**	185
Entergy Corp	Common Stock	**	895
Eversource Energy	Common Stock	**	2,021
Exelon Corp	Common Stock	**	650
Express Scripts Holding Co	Common Stock	**	537
Fifth Third Bancorp	Common Stock	**	2,369
Fortune Brands Home & Securities	Common Stock	**	1,067
Gilead Sciences Inc.	Common Stock	**	1,461
Hca Healthcare Inc.	Common Stock	**	619
Harris Corp	Common Stock	**	1,720
Hologic Inc.	Common Stock	**	1,517
Honeywell International Inc.	Common Stock	**	2,774
Intercontinental Exchange Inc.	Common Stock	**	2,038
International Paper Co	Common Stock	**	2,895
Jpmorgan Chase & Co	Common Stock	**	12,788
Johnson & Johnson	Common Stock	**	2,178
Keycorp	Common Stock	**	2,657
Keysight Technologies Inc.	Common Stock	**	1,376
L Brands Inc.	Common Stock	**	1,026
Lennar Corp-A	Common Stock	**	1,502
Magna International Inc.	Common Stock	**	1,885
Marathon Petroleum Corp	Common Stock	**	1,924
Marsh & McLennan Cos	Common Stock	**	2,316
Merck & Co. Inc.	Common Stock	**	5,213
Metlife Inc.	Common Stock	**	845
Microsoft Corp	Common Stock	**	10,944
Morgan Stanley	Common Stock	**	4,346
Nextera Energy Inc.	Common Stock	**	3,201
Nisource Inc.	Common Stock	**	849
Noble Energy Inc.	Common Stock	**	882

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Occidental Petroleum Corp	Common Stock	**	2,183
P G & E Corp	Common Stock	**	1,137
PNC Financial Services Group	Common Stock	**	3,185
PPG Industries Inc.	Common Stock	**	146
Pepsico Inc.	Common Stock	**	—
Pfizer Inc.	Common Stock	**	3,435
Philip Morris International	Common Stock	**	5,271
Priceline Group Inc./The	Common Stock	**	851
Qualcomm Inc.	Common Stock	**	3,436
Roper Technologies Inc.	Common Stock	**	1,485
Sempra Energy	Common Stock	**	2,116
Southern Co/The	Common Stock	**	2,624
Stanley Black & Decker Inc.	Common Stock	**	2,222
State Street Corp	Common Stock	**	2,055
Steel Dynamics Inc.	Common Stock	**	208
Stericycle Inc.	Common Stock	**	960
Stryker Corp	Common Stock	**	2,188
Symantec Corporation	Common Stock	**	2,068
Synopsys Inc.	Common Stock	**	1,923
Synchrony Financial	Common Stock	**	1,569
Texas Instruments Inc.	Common Stock	**	699
Thermo Fisher Scientific Inc.	Common Stock	**	1,229
Total Sa-Spon Adr	Common Stock	**	2,133
Transcanada Corp	Common Stock	**	4,325
Twenty-First Century Fox - B	Common Stock	**	2,230
Tyson Foods Inc.-Cl A	Common Stock	**	11,492
US Bancorp	Common Stock	**	2,254
United Parcel Service-Cl B	Common Stock	**	2,483
United Technologies Corp	Common Stock	**	1,076
Verizon Communications Inc.	Common Stock	**	4,883
Voya Financial Inc.	Common Stock	**	712
Vulcan Materials Co	Common Stock	**	74
Wal-Mart Stores Inc.	Common Stock	**	4,599
Wells Fargo & Co	Common Stock	**	7,735
Westar Energy Inc.	Common Stock	**	1,852
Weyerhaeuser Co	Common Stock	**	1,054
Bunge Ltd	Common Stock	**	974
Johnson Controls International	Common Stock	**	2,786
Medtronic Plc	Common Stock	**	3,517
Norwegian Cruise Line Holdings	Common Stock	**	1,727
Willis Towers Watson Plc	Common Stock	**	1,205
Perrigo Co Plc	Common Stock	**	1,120
Xl Group Ltd	Common Stock	**	1,895
Chubb Ltd	Common Stock	**	4,338
Te Connectivity Ltd	Common Stock	**	897
Broadcom Ltd	Common Stock	**	3,488

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
British American Tobacco Plc	Foreign Stock	**	1,311
Glaxosmithkline Plc	Foreign Stock	**	327
Muenchener Rueckver Ag-Reg	Foreign Stock	**	1,145
Becton Dickinson And Co	Preferred Stock	**	542
Nextera Energy Inc.	Preferred Stock	**	952
Us Govt Stif 5 Bps	Money Market Securities	**	2,403
* T. Rowe Price Gov Res Fund	Mutual Funds	**	2
Small-Cap Core Portfolio:
2U Inc.	Common Stock	**	1,132
Aaon Inc.	Common Stock	**	758
Acadia Healthcare Co Inc.	Common Stock	**	1,073
Acadia Realty Trust	Common Stock	**	789
Acceleron Pharma Inc.	Common Stock	**	809
Advantage Oil & Gas Ltd	Common Stock	**	475
Aerojet Rocketdyne Holdings	Common Stock	**	1,103
Aimmune Therapeutics Inc.	Common Stock	**	241
Alamo Group Inc.	Common Stock	**	946
Alexander & Baldwin Inc.	Common Stock	**	1,029
Alkermes Plc	Common Stock	**	1,065
Ambarella Inc.	Common Stock	**	369
American Campus Communities	Common Stock	**	1,474
American Public Education	Common Stock	**	583
Aquinox Pharmaceuticals Inc.	Common Stock	**	125
Argenx Se - Adr	Common Stock	**	206
Assured Guaranty Ltd	Common Stock	**	1,700
Atlantic Capital Bancshares	Common Stock	**	802
Axovant Sciences Ltd	Common Stock	**	75
Azz Inc.	Common Stock	**	1,810
Bank Of N.T. Butterfield&Son	Common Stock	**	833
Bankunited Inc.	Common Stock	**	3,709
Barnes Group Inc.	Common Stock	**	2,348
Beneficial Bancorp Inc.	Common Stock	**	1,344
Blue Hills Bancorp Inc.	Common Stock	**	806
Blueprint Medicines Corp	Common Stock	**	1,213
Booz Allen Hamilton Holdings	Common Stock	**	2,537
Boston Beer Company Inc. -A	Common Stock	**	1,925
Bridge Bancorp Inc.	Common Stock	**	1,414
Bright Horizons Family Solutions	Common Stock	**	816
Brink's Co/The	Common Stock	**	2,481
Bruker Corp	Common Stock	**	1,871
Burlington Stores Inc.	Common Stock	**	2,479
BWX Technologies Inc.	Common Stock	**	3,319
Cable One Inc.	Common Stock	**	2,480
California Water Service Grp	Common Stock	**	2,027
Cal-Maine Foods Inc.	Common Stock	**	3,287
Capitol Federal Financial Inc.	Common Stock	**	1,100

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cardtronics Plc - A	Common Stock	**	1,332
Cargurus Inc.	Common Stock	**	475
Cargurus Inc. Class A	Common Stock	**	1,710
Catalent Inc.	Common Stock	**	2,045
Cboe Global Markets Inc.	Common Stock	**	3,643
Centene Corp	Common Stock	**	2,788
Centennial Resource Development-A	Common Stock	**	937
Centennial Resource Development Inc.	Common Stock	**	144
Chart Industries Inc.	Common Stock	**	3,258
Chegg Inc.	Common Stock	**	2,578
Chesapeake Utilities Corp	Common Stock	**	1,410
Chuy's Holdings Inc.	Common Stock	**	593
Clifton Bancorp Inc.	Common Stock	**	415
Colliers International Group	Common Stock	**	1,156
Columbia Banking System Inc.	Common Stock	**	695
Commercial Metals Co	Common Stock	**	804
Compass Minerals International	Common Stock	**	663
Computer Modelling Group Ltd	Common Stock	**	567
Core-Mark Holding Co Inc.	Common Stock	**	1,265
Coupa Software Inc.	Common Stock	**	942
Crew Energy Inc.	Common Stock	**	708
Cross Country Healthcare Inc.	Common Stock	**	652
CSRA Inc.	Common Stock	**	1,934
CSW Industrials Inc.	Common Stock	**	541
CTS Corp	Common Stock	**	858
Cyberark Software Ltd/Israel	Common Stock	**	1,371
Denny's Corp	Common Stock	**	2,165
Dermira Inc.	Common Stock	**	369
Descartes Systems Grp/The	Common Stock	**	2,663
Diamondback Energy Inc.	Common Stock	**	1,839
DLP Payments Holdings Ltd	Common Stock	**	531
Dorian LPG Ltd	Common Stock	**	40
Dril-Quip Inc.	Common Stock	**	833
DST Systems Inc.	Common Stock	**	1,486
Dunkin' Brands Group Inc.	Common Stock	**	2,161
Eastgroup Properties Inc.	Common Stock	**	2,495
Edgewell Personal Care Co	Common Stock	**	1,564
Ellie Mae Inc.	Common Stock	**	1,792
Encore Capital Group Inc.	Common Stock	**	1,411
Enstar Group Ltd	Common Stock	**	1,121
Entegris Inc.	Common Stock	**	969
Equity Commonwealth	Common Stock	**	1,631
Esco Technologies Inc.	Common Stock	**	2,768
Essent Group Ltd	Common Stock	**	684
Etsy Inc.	Common Stock	**	481
Exelixis Inc.	Common Stock	**	1,256

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Farmers Business Network	Common Stock	**	555
Fb Financial Corp	Common Stock	**	1,726
Fiesta Restaurant Group	Common Stock	**	899
Finisar Corporation	Common Stock	**	684
First Hawaiian Inc.	Common Stock	**	1,151
Firstservice Corp	Common Stock	**	2,567
Five Below	Common Stock	**	1,343
Five9 Inc.	Common Stock	**	2,373
Floor & Decor Holdings Inc.-A	Common Stock	**	203
Franco-Nevada Corp	Common Stock	**	932
Frank's International Nv	Common Stock	**	472
GCP Applied Technologies	Common Stock	**	388
Gentherm Inc.	Common Stock	**	2,066
Gibraltar Industries Inc.	Common Stock	**	1,990
Global Blood Therapeutics Inc.	Common Stock	**	511
GMS Inc.	Common Stock	**	1,751
Graco Inc.	Common Stock	**	1,651
Grubhub Inc.	Common Stock	**	2,428
GTT Communications Inc.	Common Stock	**	693
Guaranty Bancorp	Common Stock	**	954
Guidewire Software Inc.	Common Stock	**	3,378
Halyard Health Inc.	Common Stock	**	1,290
Hannon Armstrong Sustainable	Common Stock	**	770
Hanover Insurance Group Inc.	Common Stock	**	2,458
Haynes International Inc.	Common Stock	**	1,113
Healthcare Services Group	Common Stock	**	689
Heritage Commerce Corp	Common Stock	**	938
Heritage Financial Corp	Common Stock	**	962
Heritage-Crystal Clean Inc.	Common Stock	**	341
HMS Holdings Corp	Common Stock	**	1,578
Home Bancshares Inc.	Common Stock	**	1,774
Hope Bancorp Inc.	Common Stock	**	1,045
Independent Bank Group Inc.	Common Stock	**	404
Infinity Property & Casualty	Common Stock	**	2,020
Inphi Corp	Common Stock	**	478
Insmed Inc.	Common Stock	**	1,960
Integrated Device Tech Inc.	Common Stock	**	685
Investors Bancorp Inc.	Common Stock	**	1,386
Ironwood Pharmaceuticals Inc.	Common Stock	**	1,624
Jack In The Box Inc.	Common Stock	**	1,478
Jagged Peak Energy Inc.	Common Stock	**	836
John Bean Technologies Corp	Common Stock	**	4,674
K2M Group Holdings Inc.	Common Stock	**	2,169
Kmg Chemicals Inc.	Common Stock	**	929
Knight-Swift Transportation	Common Stock	**	794
Kosmos Energy Ltd	Common Stock	**	219

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Lancaster Colony Corp	Common Stock	**	541
Landstar System Inc.	Common Stock	**	1,464
Lattice Semiconductor Corp	Common Stock	**	772
Lennox International Inc.	Common Stock	**	1,911
Lifepoint Health Inc.	Common Stock	**	874
Littelfuse Inc.	Common Stock	**	395
Live Oak Bancshares Inc.	Common Stock	**	995
Louisiana-Pacific Corp	Common Stock	**	1,001
Loxo Oncology Inc.	Common Stock	**	302
Lumber Liquidators Holdings	Common Stock	**	395
Lumentum Holdings Inc.	Common Stock	**	2,600
Luxfer Holdings Plc	Common Stock	**	753
Macom Technology Solutions	Common Stock	**	562
Martin Marietta Materials	Common Stock	**	517
Matador Resources Co	Common Stock	**	1,224
Matson Inc.	Common Stock	**	1,515
Meridian Bancorp Inc.	Common Stock	**	1,344
Michaels Cos Inc./The	Common Stock	**	1,918
Microsemi Corp	Common Stock	**	1,991
Middlesex Water Co	Common Stock	**	27
Minerals Technologies Inc.	Common Stock	**	1,463
MKS Instruments Inc.	Common Stock	**	726
Molina Healthcare Inc.	Common Stock	**	2,754
Mongodb Inc.	Common Stock	**	353
Monro Inc.	Common Stock	**	2,255
Moog Inc.-Class A	Common Stock	**	1,915
MSA Safety Inc.	Common Stock	**	1,237
Mueller Water Products Inc.-A	Common Stock	**	1,360
Mulesoft Inc. -A	Common Stock	**	608
Multi-Color Corp	Common Stock	**	348
Myokardia Inc.	Common Stock	**	340
National Commerce Corp	Common Stock	**	251
National Instruments Corp	Common Stock	**	2,717
National Vision Holdings Inc.	Common Stock	**	384
NCS Multistage Holdings Inc.	Common Stock	**	103
Nextera Energy Partners Lp	Common Stock	**	1,049
Northern Star Resources Ltd	Common Stock	**	621
Novanta Inc.	Common Stock	**	3,782
Okta Inc.	Common Stock	**	386
Ollie's Bargain Outlet Holdings	Common Stock	**	1,785
One Gas Inc.	Common Stock	**	4,115
Orion Engineered Carbons SA	Common Stock	**	1,030
Osisko Gold Royalties Ltd	Common Stock	**	998
Outfront Media Inc.	Common Stock	**	440
Pacific Premier Bancorp Inc.	Common Stock	**	1,237
Pacira Pharmaceuticals Inc.	Common Stock	**	1,471

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Paramount Group Inc.	Common Stock	**	1,347
Paylocity Holding Corp	Common Stock	**	169
Pdf Solutions Inc.	Common Stock	**	879
Pennymac Financial Service-A	Common Stock	**	497
Penumbra Inc.	Common Stock	**	272
Performance Food Group Co	Common Stock	**	1,516
PGT Innovations Inc.	Common Stock	**	1,320
Pinnacle Financial Partners	Common Stock	**	1,940
Pinnacle Foods Inc.	Common Stock	**	2,676
PNM Resources Inc.	Common Stock	**	2,736
Polyone Corporation	Common Stock	**	1,328
Popular Inc.	Common Stock	**	1,197
Portland General Electric Co	Common Stock	**	450
Post Holdings Inc.	Common Stock	**	2,071
PRA Group Inc.	Common Stock	**	2,222
Proofpoint Inc.	Common Stock	**	3,021
Prosperity Bancshares Inc.	Common Stock	**	1,999
Prothena Corp Plc	Common Stock	**	1,573
PS Business Parks Inc./Ca	Common Stock	**	3,230
Quanex Building Products	Common Stock	**	1,149
Quotient Technology Inc.	Common Stock	**	564
Radian Group Inc.	Common Stock	**	1,807
Radius Health Inc.	Common Stock	**	1,838
Rambus Inc.	Common Stock	**	581
RBC Bearings Inc.	Common Stock	**	1,589
Re/Max Holdings Inc.-Cl A	Common Stock	**	881
Red Robin Gourmet Burgers	Common Stock	**	1,690
Regency Centers Corp	Common Stock	**	1,185
Retail Opportunity Investment	Common Stock	**	1,530
Rev Group Inc.	Common Stock	**	1,031
Rh	Common Stock	**	936
Ringcentral Inc.-Class A	Common Stock	**	1,098
Roofoods Limited (Deliveroo)	Common Stock	**	775
Rush Enterprises Inc.-Cl A	Common Stock	**	1,090
Safety Insurance Group Inc.	Common Stock	**	1,036
Sage Therapeutics Inc.	Common Stock	**	4,688
Saia Inc.	Common Stock	**	1,419
Santander Consumer USA Holdings	Common Stock	**	994
Schneider National Inc.-Cl B	Common Stock	**	1,120
Seacoast Banking Corp/Fl	Common Stock	**	1,960
Seacor Holdings Inc.	Common Stock	**	1,045
Seattle Genetics Inc.	Common Stock	**	854
Selective Insurance Group	Common Stock	**	3,273
Semtech Corp	Common Stock	**	942
Simmons First Natl Corp-Cl A	Common Stock	**	1,162
Simply Good Foods Co/The	Common Stock	**	1,167

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Simply Good Foods Co-Cw22	Common Stock	**	64
Simpson Manufacturing Co Inc.	Common Stock	**	596
Siteone Landscape Supply Inc.	Common Stock	**	3,367
SLM Corp	Common Stock	**	2,670
Sonic Corp	Common Stock	**	2,967
South Jersey Industries	Common Stock	**	741
South State Corp	Common Stock	**	1,149
Southwest Gas Holdings Inc.	Common Stock	**	2,071
Spark Therapeutics Inc.	Common Stock	**	1,246
SS&C Technologies Holdings	Common Stock	**	4,757
State Auto Financial Corp	Common Stock	**	959
Steris Plc	Common Stock	**	2,155
Sterling Bancorp Inc./Mi	Common Stock	**	386
Sun Hydraulics Corp	Common Stock	**	419
Tableau Software Inc.-Cl A	Common Stock	**	2,006
Team Inc.	Common Stock	**	348
Teledyne Technologies Inc.	Common Stock	**	4,807
Tempur Sealy International Inc.	Common Stock	**	3,340
Tesaro Inc.	Common Stock	**	1,052
Texas Capital Bancshares Inc.	Common Stock	**	1,561
TherapeuticsMD Inc.	Common Stock	**	1,123
Thermon Group Holdings Inc.	Common Stock	**	1,195
Toro Co	Common Stock	**	2,024
Towne Bank	Common Stock	**	1,433
Treehouse Foods Inc.	Common Stock	**	1,470
Tri Pointe Group Inc.	Common Stock	**	2,465
Tristate Capital Holdings Inc.	Common Stock	**	578
Triumph Group Inc.	Common Stock	**	775
Tucows Inc.-Class A	Common Stock	**	692
Tuesday Morning Corp	Common Stock	**	415
U.S. Physical Therapy Inc.	Common Stock	**	1,390
Ultragenyx Pharmaceutical Inc.	Common Stock	**	56
Univest Corp Of Pennsylvania	Common Stock	**	1,051
Validus Holdings Ltd	Common Stock	**	1,128
Valmont Industries	Common Stock	**	2,327
Venture Global Lng, Inc., Series C	Common Stock	**	737
Vroom Inc. Cvt Ser Pfd	Common Stock	**	352
Waste Connections Inc.	Common Stock	**	2,916
Wave Life Sciences Ltd	Common Stock	**	711
Webster Financial Corp	Common Stock	**	1,634
Welbilt Inc.	Common Stock	**	1,419
Wellcare Health Plans Inc.	Common Stock	**	1,926
Western Alliance Bancorp	Common Stock	**	2,926
Wingstop Inc.	Common Stock	**	2,353
Wix.com Ltd	Common Stock	**	1,537
Wright Medical Group Nv	Common Stock	**	1,646

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
WSFS Financial Corp	Common Stock	**	831
Xencor Inc.	Common Stock	**	669
Zendesk Inc.	Common Stock	**	500
Zillow Group Inc. - A	Common Stock	**	114
Zillow Group Inc. - C	Common Stock	**	196
Zumiez Inc.	Common Stock	**	725
Zynga Inc. - Cl A	Common Stock	**	1,556
US Govt STIF 5 Bps	Money Market Securities	**	2,218
* T. Rowe Price Tre Res Fund	Mutual Funds	**	2,661
International Equity Portfolio:
Federated Gov Obli Fund	Money Market Securities	**	7,154
AAC Technologies H-Unsponsored	Common Stock	**	2,117
ABB Ltd-Sponsored Adr	Common Stock	**	2,656
Adecco Group Ag-Reg-Unsponsored	Common Stock	**	2,809
Aflac Inc.	Common Stock	**	2,627
Air Liquide-Unsponsored Adr	Common Stock	**	2,393
Allianz Se-Sponsored Adr	Common Stock	**	2,812
Astellas Pharma Inc.-Unsponsored	Common Stock	**	2,684
Axa -Sponsored Adr	Common Stock	**	2,809
Banco Bilbao Vizcaya-Sp A	Common Stock	**	2,321
Bancolombia S.A.-Sponsored Adr	Common Stock	**	3,014
BASF Se-Sponsored Adr	Common Stock	**	2,773
BHP Billiton Ltd-Sponsored Adr	Common Stock	**	2,460
BNP Paribas-Adr	Common Stock	**	2,481
British American Tobacco Plc Adr	Common Stock	**	2,490
Coca-Cola Hbc Ag-Unsponsored Adr	Common Stock	**	2,243
Compass Group Plc-Sponsored Adr	Common Stock	**	2,319
Continental Ag-Sponsored Adr	Common Stock	**	3,108
Credicorp Ltd	Common Stock	**	2,770
CSL Ltd-Sponsored Adr	Common Stock	**	2,366
Dassault Systemes S-Sponsored Adr	Common Stock	**	1,457
Diageo Plc-Sponsored Adr	Common Stock	**	2,436
DNB Asa-Sponsored Adr	Common Stock	**	2,256
Enbridge Inc.	Common Stock	**	1,797
Essity Ab - Sponsored Adr	Common Stock	**	1,910
Fanuc Corp-Unsponsored Adr	Common Stock	**	1,882
Fresenius Se & Co-Sponsored Adr	Common Stock	**	1,949
Givaudan-Unsponsored Adr	Common Stock	**	2,356
Grupo Fin Banorte-Sponsored Adr	Common Stock	**	2,719
Henkel Kgaa-Sponsored Adr Pfd	Common Stock	**	2,160
Imperial Oil Ltd	Common Stock	**	2,112
JGC Corp-Unsponsored Adr	Common Stock	**	2,524
Komatsu Ltd -Sponsored Adr	Common Stock	**	2,270
Kubota Corp-Sponsored Adr	Common Stock	**	2,594
L'Oreal-Unsponsored Adr	Common Stock	**	2,028
Macquarie Group Ltd-Adr	Common Stock	**	2,480

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Mettler-Toledo International	Common Stock	**	2,303
MTN Group Ltd-Sponsored Adr	Common Stock	**	1,726
Muenchener Rueck-Unsponsored Adr	Common Stock	**	2,457
Nestle Sa-Sponsored Adr	Common Stock	**	2,023
Nitto Denko Corp-Unsponsored Adr	Common Stock	**	2,122
Novartis Ag-Sponsored Adr	Common Stock	**	1,736
Novo-Nordisk A/S-Sponsored Adr	Common Stock	**	2,555
NXP Semiconductors Nv	Common Stock	**	750
Orix - Sponsored Adr	Common Stock	**	2,849
Pandora A/S-Sponsored Adr	Common Stock	**	2,467
Prudential Plc-Adr	Common Stock	**	2,953
Reckitt Benckiser-Sponsored Adr	Common Stock	**	2,379
Roche Holdings Ltd-Sponsored Adr	Common Stock	**	2,366
Royal Dutch Shell-Sponsored Adr-B	Common Stock	**	2,517
Ryanair Holdings Plc-Sponsored Adr	Common Stock	**	2,323
Sandvik Ab-Sponsored Adr	Common Stock	**	2,466
Sap Se-Sponsored Adr	Common Stock	**	1,983
Siemens Ag-Sponsored Adr	Common Stock	**	2,690
Singapore Telecommunication-Adr	Common Stock	**	2,343
Skf Ab-Sponsored Adr	Common Stock	**	2,946
Subaru Corp-Unsponsored Adr	Common Stock	**	2,798
Sysmex Corp-Unsponsored Adr	Common Stock	**	2,162
Taiwan Semiconductor-Sponsored Adr	Common Stock	**	2,635
Tokyo Electron Ltd-Unsponsored Adr	Common Stock	**	2,584
Total Sa-Sponsored Adr	Common Stock	**	2,572
Volkswagen Ag-Sponsored Adr	Common Stock	**	3,442
Walmart De Mexico-Sponsored Adr	Common Stock	**	2,182
Woodside Petroleum-Sponsored Adr	Common Stock	**	2,196
WPP PLC-Sponsored Adr	Common Stock	**	2,142
Large Cap Growth Portfolio:
Activision Blizzard Inc.	Common Stock	**	14,156
Acuity Brands Inc.	Common Stock	**	5,825
Adobe Systems Inc.	Common Stock	**	11,181
Alexion Pharmaceuticals Inc.	Common Stock	**	12,814
Alibaba Group Holding-Sp	Common Stock	**	14,273
Amazon.com Inc.	Common Stock	**	17,865
Applied Materials Inc.	Common Stock	**	12,325
Bristol-Myers Squibb Co	Common Stock	**	12,510
Celgene Corp	Common Stock	**	11,233
Cognex Corp	Common Stock	**	7,382
Domino's Pizza Inc.	Common Stock	**	8,309
Edwards Lifesciences Corp	Common Stock	**	10,323
Facebook Inc.-A	Common Stock	**	14,952
First Republic Bank/Ca	Common Stock	**	8,901
Illumina Inc.	Common Stock	**	13,292
Intercontinental Exchange Inc.	Common Stock	**	7,653

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Mercadolibre Inc.	Common Stock	**	7,899
Monster Beverage Corp	Common Stock	**	11,075
New Oriental Education-Sponsored	Common Stock	**	10,096
Nike Inc. -Cl B	Common Stock	**	14,545
Nvidia Corp	Common Stock	**	14,223
Paypal Holdings Inc.	Common Stock	**	10,162
Pioneer Natural Resources Co	Common Stock	**	10,844
Priceline Group Inc./The	Common Stock	**	18,113
Salesforce.Com Inc.	Common Stock	**	12,742
Schwab (Charles) Corp	Common Stock	**	12,371
Servicenow Inc.	Common Stock	**	11,758
Shire Plc-Adr	Common Stock	**	7,218
Splunk Inc.	Common Stock	**	12,243
Starbucks Corp	Common Stock	**	11,876
TJX Companies Inc.	Common Stock	**	9,023
Ulta Beauty Inc.	Common Stock	**	11,390
Unitedhealth Group Inc.	Common Stock	**	8,573
Vertex Pharmaceuticals Inc.	Common Stock	**	13,970
Visa Inc.-Class A Shares	Common Stock	**	13,097
Dreyfus Treasury & Agency	Money Market Security	**	10,703
Total separately managed accounts			2,197,607
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Reserve Inv Fund	Mutual and Trust Fund	**	78,920
* T. Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	**	54,022
Mass Mutual SIC	Mutual and Trust Fund	**	24,013
Prudential Building Block Trust	Mutual and Trust Fund	**	66,194
State Street Building Block Trust	Mutual and Trust Fund	**	67,038
Pacific Life Building Block Trust	Mutual and Trust Fund	**	64,920
RBC Building Block Trust	Mutual and Trust Fund	**	61,925
NY Life Bldg Block Trust	Mutual and Trust Fund	**	41,158
Transamerica Building Block Trust	Mutual and Trust Fund	**	57,466
* T. Rowe Price Int Term Common:
Mass Mutual SIC	Mutual and Trust Fund	**	20,614
Prudential Building Block Trust	Mutual and Trust Fund	**	56,824
State Street Building Block Trust	Mutual and Trust Fund	**	57,549
Pacific Life Building Block Trust	Mutual and Trust Fund	**	55,730
American General Life	Mutual and Trust Fund	**	46,374
RBC Building Block Trust	Mutual and Trust Fund	**	53,159
NY Life Bldg Block Trust	Mutual and Trust Fund	**	35,332
Transamerica Building Block Trust	Mutual and Trust Fund	**	49,331
* T. Rowe Price Managed Bond:
Mass Mutual SIC	Mutual and Trust Fund	**	5,788
Prudential Building Block Trust	Mutual and Trust Fund	**	15,956
State Street Building Block Trust	Mutual and Trust Fund	**	16,159

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2017
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Pacific Life Building Block Trust	Mutual and Trust Fund	**	15,649
American General Life	Mutual and Trust Fund	**	13,022
RBC Building Block Trust	Mutual and Trust Fund	**	14,927
NY Life Bldg Block Trust	Mutual and Trust Fund	**	9,921
Transamerica Building Block Trust	Mutual and Trust Fund	**	13,852
Metropolitan Life	Separate Account Contracts	**	184,790
Uninvested Cash	Cash	**	456
Total Fully Benefit-Responsive Contracts			1,181,089
* Costco Wholesale Corporation	Common stock	**	5,507,519
Total investments			13,999,215

* Participant loans	Interest rates of 4.25% to 11.50% maturing through December 2032	—	484,852
Total			$14,484,067
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 22, 2018	By	/s/ PATRICK J. CALLANS
Date		Patrick Callans Senior Vice President Costco Wholesale Corporation